Exhibit 99.1

NEWS RELEASE NASDAQ: ELBM TSX.V: ELBM

Electra Participating in Upcoming North American Critical Minerals Industry & Investment Events

Toronto, Ontario – (February 24, 2024) – Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra”, “Company”) is pleased to announce senior management will be participating in the several investment and industry conferences:

•	BMO Global Metals, Mining & Critical Minerals Conference, February 25-28

⮚	CEO, Trent Mell, will be available for one-on-one meetings with institutional and industry peers throughout the conference to discuss Electra’s near-term plans.

•	Red Cloud’s Pre-PDAC Showcase – February 29-March 1

⮚	CEO, Trent Mell, will present and, along with Vice President Investor Relations & Corporate Development, Heather Smiles, be available for one-on-one meetings.

•	PDAC Convention, March 3-6

⮚	Senior management, including CEO, Trent Mell, Vice President Investor Relations & Corporate Development, Heather Smiles, and other members of the management team will be attending PDAC and available for one-on-one meetings.

•	Canada Investment Forum

⮚	CEO, Trent Mell, will present during the Canada Investment Forum, an event co-organized by Natural Resources Canada, Invest in Canada and Global Affairs Canada, at 3:15pm, Monday March 4th, in the Toronto Metro Convention Centre, North Building, Room 105.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery and a black mass refinery, Electra is executing a multipronged strategy to onshore the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s cobalt refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information, please visit www.ElectraBMC.com.

Contacts

Heather Smiles

Vice President, Investor Relations & Corporate Development
Electra Battery Materials

info@ElectraBMC.com
+1 416 900 3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.ca and with on EDGAR at www.sec.gov. Other factors that could cause actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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